Exhibit 99.1

PRADA GROUP AND ERMENEGILDO ZEGNA GROUP ANNOUNCE ACQUISITION OF MINORITY STAKE IN LUIGI FEDELI E FIGLIO S.R.L.

Each Group to Hold 15% Ownership Stake in Renowned Knitwear Company

June 6, 2023 - MILAN – Prada Group and Ermenegildo Zegna Group today announced that they have reached an agreement to acquire a minority stake in Luigi Fedeli e Figlio S.r.l. (“Fedeli”). Founded in 1934 in Monza, Italy, and now overseen by a third generation of the Fedeli family, Fedeli is recognized worldwide for the excellence of its Made in Italy knitwear and fine yarns. Through its eponymous brand, Fedeli is distributed in 13 mono-brand boutiques and over 400 multi-brand stores worldwide.

The agreement provides that Prada Group and Ermenegildo Zegna Group will each acquire a 15% stake. Luigi Fedeli, currently Chairman and CEO of Fedeli, will hold the remaining 70% of the company and will continue in his present roles.

Gildo Zegna, Chairman and Chief Executive Officer of the Ermenegildo Zegna Group, and Patrizio Bertelli, Prada Group Chairman and Executive Director, will join Fedeli’s Board of Directors.

The transaction is subject to clearance from the European Commission under the EC Merger Regulation.

Patrizio Bertelli said: “This agreement for a Prada Group's acquisition of a shareholding in Fedeli represents a strategic investment to preserve the know-how and tradition of an Italian excellence in fine yarn. Once again, after the acquisition of Filati Biagioli, together with Zegna Group we are committed to a cooperative and teamwork approach in the fashion and Made in Italy industry. This operation reflects the philosophy that our Group has always pursued: direct control of the supply chain at every single stage of the production process, which also allows us to speed up on traceability of raw materials and on the transparency of our supply chain.”

Gildo Zegna remarked: “Over the years, the acquisition of historic Italian companies has enabled the Group to build a platform of luxury textile companies guaranteeing the highest quality and safeguarding the uniqueness of Italian craftsmanship. Fedeli's own focus on quality and sustainability has brought us closer. In addition to including another excellent craftsman in our textile supply chain, this acquisition makes me particularly proud as it underlines our commitment to contributing to the growth of Fedeli and to preserving and enhancing the craftsmanship of Made in Italy. For the second time in two years, I am supported in this journey by a great entrepreneur from the Italian fashion industry with whom I share a passion for the“filiera” and the ambition to create a system teeming up with Italian groups.”

Luigi Fedeli stated: “I strongly believe in Italy and agreements that unite Italian players. Moreover, the potential synergies identified by the Prada and Ermenegildo Zegna Groups perfectly align with Fedeli's continuous pursuit of quality, craftsmanship, and innovation. I am delighted to join forces with two leading groups in the industry and to continue developing all-Italian excellence.”

As it did in 2021 with the joint acquisition by Prada Group and Ermenegildo Zegna Group of a majority stake in Filati Biagioli Modesto S.p.A., assuring continuity, preserving know-how, and continuing to create value for “Made in Italy” in the name of craftsmanship and innovation is the vision that unites Patrizio Bertelli and Gildo Zegna in this partnership.

For further information:

Prada Group
corporatepress@prada.com
www.pradagroup.com

Ermenegildo Zegna Group
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com
www.zegnagroup.com

Luigi Fedeli e Figlio srl
Valentina Avanzini
v.avanzini@fedelicashmere.com

+39 339 7987013

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About Prada Group

Pioneer of a dialogue with contemporary society across diverse cultural spheres and an influential leader in luxury fashion, Prada Group founds its identity on essential values such creative independence, transformation and sustainable development, offering its brands a shared vision to interpret and express their spirit. The Group owns some of the world’s most prestigious luxury brands, Prada, Miu Miu, Church's, Car Shoe, the historic Pasticceria Marchesi and Luna Rossa, and works constantly to enhance their value by increasing their visibility and appeal. The Group designs, manufactures and distributes ready-to-wear collections, leather goods and footwear in more than 70 countries through a network of 612 stores (at December 31st 2022) as well as e-commerce channels, selected e-tailers and department stores around the world. The Group, which also operates in the eyewear and fragrances sector through licensing agreements, has 24 owned factories and more than 13,700 employees. For more information, please visit www.pradagroup.com.

About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

Luigi Fedeli e Figlio S.r.l.

Established in 1934, Fedeli is a renowned company with a strong presence on the market and 88 years of history, currently managed by the third generation of the Fedeli family in the person of Luigi Fedeli, our founder’s namesake. Luigi’s son Niccolò, 4th generation in a row, entered the company in 2016 to further the company’s legacy and develop the US market. Today, Fedeli is a first-class player in the luxury wear market. Fedeli crafts bespoke Made in Italy garments with a clear focus on cashmere and jersey products. Fedeli’s taste is driven by an undying love of elegance and an obsession for detail. Combining traditional materials and techniques with a contemporary eye for the gusto of the fashion industry, Fedeli merges sobriety and purity to create timeless, lasting clothing to dress the modern man and woman for all occasions.

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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